SS&C Technologies, Inc.
80 Lamberton Road
Windsor, Connecticut 06095
August 4, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SS&C Technologies, Inc.
Registration Statement on Form S-4
File No. 333-135139
Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SS&C Technologies, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-135139), as amended (the “Registration Statement”), so that it may become effective at 1:00 PM on Friday, August 4, 2006, or as soon thereafter as practicable. A prompt declaration of effectiveness of the Registration Statement would provide the Registrant with adequate lead-time to comply with its contractual obligations to its noteholders to consummate the exchange offer of its senior subordinated notes and thereby avoid incurring financial penalties.
     The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SS&C Technologies, Inc.
By:	/s/ Patrick J. Pedonti
	Name:	Patrick J. Pedonti
	Title:	Senior Vice President and Chief
Financial Officer